Contact

www.linkedin.com/in/colingodby
(LinkedIn)
colingodby.squarespace.com
(Portfolio)

Top Skills

Bill of Materials
Competitive Intelligence
Team Management

Languages

Spanish

Certifications

Composite Structural Design
Insights for Innovation - Gathering Human Centered Insights That Fuel Innovation

Honors-Awards

Engineer in Training (EIT) Certification

Patents

Restraint System

Colin Godby

CEO & Founder at Dust Moto
Bend, Oregon, United States

Summary

I am passionate about developing compelling products, building amazing teams, fostering career growth in others, and experiencing all that this incredible life has to offer.

Experience

Dust Moto

CEO and Founder
May 2023 - Present (1 year 6 months)
Bend, Oregon, United States

Building the #1 American moto brand globally, fueled by our amazing Founders50 (F50) & First100 (F100) community.

UBCO - Utility Electric Vehicles

Chief Product Officer (CPO)
January 2021 - April 2023 (2 years 4 months)
Bend, Oregon, United States

Established in New Zealand in 2015, UBCO leads the category, providing electric adventure vehicles (EAV) to customers across New Zealand, the United States, and the United Kingdom.

At UBCO, I head up the Product, Design and Engineering disciplines. I am focused on building out the strategy, roadmap, teams, capabilities and processes necessary for bringing EV innovation in the adventure+utility vehicle category to the masses!

Glowforge

Director Of Hardware Engineering
February 2018 - January 2021 (3 years)
Seattle, Washington

Our HW development and MFG Test teams successfully built a highly functioning engineering department that enabled the Glowforge business to more than triple in the time I served as Director of HW. My focus was shared between mission-critical tactical objectives like getting the factory leveled up to

support massive growth, continuous improvement for our existing product, and new product development. We successfully, reduced failure rates, improved factory yield, reduced COGS, quadrupled daily output and launched product developed from scratch - with an exceptionally lean team.

Trujoy
Chief Technology Officer
May 2019 - October 2020 (1 year 6 months)
Seattle, Washington, United States

As a co-founder at Trujoy, we endeavored to help positively improve access to fresh, healthy baked goods by building a distributed automated micro-bakery network. A major portion of my time spent on the project as CTO consisted of conceiving, developing, and building a proof of concept prototype to support fundraising activities.

Mercer Island School District
Assistant Mountain Bike Coach (Volunteer)
February 2019 - April 2020 (1 year 3 months)
Greater Seattle Area

Helping lead rides and teach skills for the combined Jr. + HS teams.

Sphero
3 years

Director of Hardware and Design
August 2017 - February 2018 (7 months)
Boulder, Co

Responsible for the formation and organization of the engineering and design teams for hardware - Mechanical, Electrical, Industrial design, Test Engineering and prototyping technicians. Lead the effort to rethink the product development process at Sphero, including the documentation of the phases, deliverables and best practice implementation. Build forward looking plan for department; including budgeting, strategic initiatives, Mission, Vision and Values. Partner with Prototyping, Product Management, Firmware and Software teams to ensure that the Sphero products are best in class and award-worthy. Develop management level relationships with overseas manufacturing partners. Ultimately, overcome incredible time pressures to guide the team to deliver the most amazing connected play products, without compromise and on-schedule.

Hardware Engineering Manager
March 2015 - August 2017 (2 years 6 months)

Lead Hardware Engineering efforts for new products. Clean sheet through production execution of mechatronic Designs. Creation of value-add process and tools related to development and production. Navigate the team through rapid growth while maintaining culture, innovation and efficiency. Recruitment and on-boarding of 15 person hardware team. Product conceptualization facilitator. Champion of excellent design and engineering.

Walt Disney Imagineering
Mechanical Engineer, Principal
December 2012 - March 2015 (2 years 4 months)
glendale, ca

Engineering leadership for complex mechanical systems featuring a broad range of technologies and innovations. Focused on the development of customer facing products with the highest priorities set on safety, quality, and the elusive "magical" touch that Disney is known for. Conceptual development, brainstorming, problem solving, implementation, vendor management, and design for production were core to the daily duties of the position. Especially important was the rapport built organically between creative and technical teams, to ensure that the initial creative vision is implemented in the most effective and technically sound manner through constant collaboration.

Skullcandy Inc.
2 years 3 months

CAD and Mechanical Engineering Manager
May 2011 - December 2012 (1 year 8 months)
park city, utah

Management and Leadership of the mechanical engineering design division of Product Development. Started from scratch to build a functional ME group with the necessary standards, process and framework for successfully developing products at an accelerated pace. Initiated and led the effort of PDM system implementation and the establishment of a fully functioning prototype build shop, including 3D printing, casting, and painting capabilities. Continued system level design engineering responsibilities for complex and critical projects with heavy technical and innovation oriented feature-sets. Led the way in building a functional pipeline/workflow for the handoff of creative design from the ID team while including continual touch points to encourage interaction and adherence to design intent.

Mechanical Engineer

October 2010 - May 2011 (8 months)
park city, ut

Bringing Industrial Design concept language into reality for production. Establishment of general engineering process for release of 3d and 2d CAD data to partner manufacturers. Detailed work on DFM/DFA, tooling assesment and product fit and function. Direct contact for engineering direction for oversees manufacturers from detailed design handoff through to production phase.

MillenWorks
4 years 1 month

Project Engineer II
October 2008 - October 2010 (2 years 1 month)
tustin, california

Technical project oversight and leadership for automotive focused projects in challenging, safety critical environments. Led a high functioning team of engineers, managed technical deliverables including analysis packages, design reviews and drawing books. System level mechanical design and architecture. Provided project management with schedule, budget and task insight to ensure the successful delivery of high value projects.

Mechanical Design Engineer
October 2006 - October 2008 (2 years 1 month)
tustin, california

Various mechanical engineering tasks for innovative automotive vehicle systems. Drivetrain (EV and IC), suspension, chassis and external body work. Extensive experience in 3D solid modeling (Solidworks and Pro/E), analysis packages (Ansys, Mechanica, and Solidworks Simulation) and EVMS. Research and development for forward looking projects and concepts. Moonlighted as the creative media department utilizing Adobe Creative Suite products for promotional material creation such as sizzle reels.

Safe Research
Test Engineer
March 2005 - June 2006 (1 year 4 months)
Goleta, CA

Design of test setups and apparatuses. Report production, data acquisition and validation, and video editing.

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Education

University of California, Santa Barbara
BSME, Mechanical Engineering · (2001 - 2005)

Lunds tekniska högskola / The Faculty of Engineering at Lund University
Study Abroad Program, Mechanical Engineering / Maskinteknik · (2003 - 2003)